SULTAN MINERALS INC. **SUL-TSX VENTURE**
1400 – 570 Granville Street
Vancouver, BC Canada V6C 3P1
Tel: (604) 687-4622 Fax: (604) 687-4212
Toll free: 1-888-267-1400
Email: info@sultanmin[redacted]

08000010

December 10, 2007

United States Securities and Exchange Commission
Office of International Corporate Finance
100 F Street, N.E.
Washington, D.C. U.S.A. 20549

SUPPL

Dear Sirs/Mesdames:

Re: **Sultan Minerals Inc.** (the "Company")
Rule 12(g)3-2(b) Exemptions – File #82-4741
Under the United States Securities Exchange Act of 1934

Please find enclosed for 12(g) Exemption status the documents required to be filed with the British Columbia Securities Commission and the TSX Venture Exchange. Please note that the Company is a foreign issuer and its securities are neither traded in the United States nor quoted on NASDAQ.

We trust that the information included in this package is complete. However, should you have any questions regarding the foregoing, please do not hesitate to contact the writer.

Sincerely,

PROCESSED
JAN 07 2008
THOMSON FINANCIAL

Rodrigo A. Romo
Paralegal
for **SULTAN MINERALS INC.**

Enclosures

United States Sec Filing
December 10, 2007

Sultan Minerals Inc.
12(g)3-2(b) Exemption Application
Schedule "A"

PART I – Documents *Required to be Made Public* pursuant to the laws of the Province of British Columbia and the TSX Venture Exchange in connection with:

News Releases

1. News Release – dated November 7, 2007.

Correspondence with Securities Commission(s)

2. Interim Consolidated Financial Statements for the period ended September 30, 2007.
3. Interim MD&A for the three and nine months ended September 30, 2007.
4. Form 52-109F2 Certification of Interim Filings – CEO.
5. Form 52-109F2 Certification of Interim Filings – CFO.

SULTAN MINERALS INC.

Suite 1400 – 570 Granville Street
Vancouver, B.C. V6C 3P1
www.sultanminerals.com

November 7, 2007

TSX Venture Exchange Symbol: **SUL**
Frankfurt Stock Exchange: **RZN**
SEC 12g3-2(b): 82-4741

SULTAN MINERALS COMMENCES 800 METRE DRILL HOLE TO EXPAND KENA GOLD RESOURCE IN BRITISH COLUMBIA

Sultan Minerals Inc. (SUL-TSX-Venture) ("Sultan") is pleased to announce that, due to the current very favourable gold price, the Company has commenced an exploration drill program on its 100% owned, 8,000 hectare Kena Gold Property. The first hole in the new program will test the depth extension of the Gold Mountain Zone to a depth of 800 metres (2,500 feet). The focus of the drill program is to expand the gold resource announced in the NI 43-101 report of June 2004. With a budget of $250,000, it is designed to execute a portion of the $1.2 million exploration program that was recommended in the 2004 Technical Report. The program will run in conjunction with the ongoing drilling program at the nearby Jersey-Emerald molybdenum, tungsten and lead-zinc property.

The Kena Gold Property is located 60 kilometres northeast of the historic Rossland Mining Camp in southeastern, British Columbia. Rossland was BC's second largest gold camp, with historic production of 3.0 million ounces of gold.

Of particular interest to Sultan is a 7.0 kilometre long gold soil anomaly located near the north end of the property. The soil anomaly encompasses the Gold Mountain and Kena Gold Zones, both of which host porphyry gold deposits.

Gold Mountain and Kena Gold Zones

On June 7, 2004, Sultan filed preliminary resource estimates in a NI 43-101 compliant technical report prepared by consultants Linda Dandy, P.Geo. and Gary Giroux, P.Eng. **The report shows that the Gold Mountain and Kena Gold Zones have a measured and indicated resource of 24,860,000 tonnes containing 541,000 ounces of gold at an average grade of 0.66g/T using a 0.3 g/t cut-off grade for gold. There is an additional inferred resource of 25,800,000 tonnes containing 557,000 ounces of gold at the same grade** (see News Release of June 7, 2004). **The report stated that the resource has potential for expansion with additional diamond drilling.**

Drilling on the Gold Mountain Zone has shown that the deposit contains bulk tonnage, porphyry style, gold mineralization and narrower, very high-grade gold shoots. **Bulk tonnage mineralization is typified by drill hole 01GM-8 which assayed 1.15 g/T gold (cut) across 160.0 metres. An example of the very high-grade gold shoots is seen in hole 01GM-03 where a 1.23 metre core length assayed 240.07 g/T gold.** True width of the high-grade drill hole intersection is not known but historic mining focused on high-grade quartz veins that ranged from 0.50 to 1.50 metres in width.

Kena Copper Zone

Sultan's property also hosts the Kena Copper Zone, a large copper porphyry target located approximately 2 kilometres south of the Kena Gold Zone. Sampling by Sultan Minerals shows the Copper Zone is defined by a prominent 2.5 kilometre long by 1.0 kilometre wide copper soil geochemical anomaly (refer to Sultan's website map at www.sultanminerals.com/s/KenaMaps.asp). Pre 43-101 diamond drill results and surface sampling by previous companies returned copper assays that ranged from 0.16% to 0.53% copper near the north end of the zone. Three quarters of the copper anomaly remains untested.

In addition to the large porphyry systems, the Kena Property is host to several smaller, high-grade, gold veins with historic gold production from the late 1800's and early 1900's.

Linda Dandy, P.Geo., of P&L Geological Services is the Company's project supervisor and "Qualified Person" for the purpose of National Instrument 43-101, "Standards of Disclosure for Mineral Projects".

For further information on the Company's projects, visit www.sultanminerals.com

Arthur G. Troup, P.Eng., Geological
President and CEO

For further information, please contact:
Marc Lee, Investor & Corporate Communications
Tel: (604) 687-4622 Fax: (604) 687-4212 Toll Free: 1-888-267-1400
Email: mlee@sultanminerals.com or info@sultanminerals.com

or

Catarina Cerqueira, Associate Account Manager
CHF Investor Relations
Phone: (416) 868-1079, Ext. 251
Email: catarina@chfir.com

SULTAN MINERALS INC.
(an exploration stage company)
INTERIM FINANCIAL STATEMENTS
SEPTEMBER 30, 2007

The Company's independent auditor has not performed a review of these interim financial statements.

The Company's independent auditor has not performed a review of these interim financial statements.

SULTAN MINERALS INC.

(an exploration stage company)
Interim Balance Sheets
As at September 30, 2007 and December 31, 2006
(Unaudited – prepared by management)

	September 30, 2007	December 31, 2006
Assets		
Current assets		
Cash	$ 54,370	$ 31,819
Short-term investments	3,810,000	113,000
Accounts receivable	109,066	27,181
Due from related parties (Note 7)	141,221	51,375
Prepaid expenses	28,251	8,862
	4,142,908	232,237
Deferred share issue costs	--	15,416
Mineral property interests (see schedule) (Notes 3 and 10)	6,114,863	4,363,937
Investments (Note 4)	2,114	3,914
Equipment	56,011	17,470
Reclamation deposits	23,420	38,106
	$ 10,339,316	$ 4,671,080
Liabilities and Shareholders' Equity		
Current liabilities		
Accounts payable and accrued liabilities	$ 311,013	$ 92,678
Current portion of long-term debt	64,000	35,000
	375,013	127,678
Long-term debt (Note 5)	33,000	123,000
	408,013	250,678
Shareholders' equity		
Share capital (Note 6)	20,905,199	15,575,946
Warrants (Note 6)	920,900	182,985
Contributed surplus	845,785	630,278
Deficit	(12,738,781)	(11,968,807)
Accumulated other comprehensive loss (Notes 2 and 4)	(1,800)	--
	9,931,303	4,420,402
	$ 10,339,316	$ 4,671,080

Subsequent events (Notes 3 and 9)

See accompanying notes to interim financial statements.

Approved by the Directors

"Arthur G. Troup"
Arthur G. Troup

"Frank A. Lang"
Frank A. Lang

The Company's independent auditor has not performed a review of these interim financial statements.

SULTAN MINERALS INC.

(an exploration stage company)
Interim Statements of Operations and Deficit
(Unaudited – prepared by management)

	Three months ended September 30, 2007	Three months ended September 30, 2006	Nine months ended September 30, 2007	Nine months ended September 30, 2006
Expenses				
Amortization	$ 505	$ 675	$ 1,515	$ 1,760
Debt finance adjustment	(14,000)	--	(14,000)	--
Legal, accounting and audit	6,090	11,844	48,616	18,806
Management fees	10,000	12,500	34,000	35,500
Office and administration	21,715	19,068	61,896	61,004
Salaries and benefits	68,573	44,173	199,633	145,220
Shareholder communications	62,294	42,411	195,485	157,957
Stock-based compensation	211,899	44,682	283,020	116,638
Property investigations	2,216	555	4,119	555
Travel	2,854	1,716	27,241	38,189
Write-down of mineral property interests	19,806	--	92,736	21,646
Interest and other income	(36,701)	(1,357)	(96,115)	(5,525)
	355,251	176,267	838,146	591,750
Loss before income taxes	(355,251)	(176,267)	(838,146)	(591,750)
Income tax recovery (Note 6(c))	--	--	68,172	103,128
Loss for the period	(355,251)	(176,267)	(769,974)	(488,622)
Deficit, beginning of period	(12,383,530)	(11,519,889)	(11,968,807)	(11,207,534)
Deficit, end of period	$ (12,738,781)	$ (11,696,156)	$ (12,738,781)	$ (11,696,156)
Loss per share, basic and diluted	$ (0.00)	$ (0.00)	$ (0.01)	$ (0.01)
Weighted average number of common shares outstanding	95,030,532	59,511,251	82,778,271	57,339,670
Number of common shares outstanding, end of period	95,758,518	59,516,659	95,758,518	59,516,659

See accompanying notes to interim financial statements.

Interim Statement of Comprehensive Income
(Unaudited – prepared by management)

	Three months ended September 30, 2007	Nine months ended September 30, 2007
Loss for the period before comprehensive income	$ (355,251)	$ (769,974)
Unrealized losses on investments	(1,173)	(2,269)
Comprehensive loss	$ (356,424)	$ (772,243)

See accompanying notes to interim financial statements..

The Company's independent auditor has not performed a review of these interim financial statements.

SULTAN MINERALS INC.

(an exploration stage company)
Interim Statements of Shareholders' Equity
Nine months ended September 30, 2007
(Unaudited – prepared by management)

	Common Shares Without Par Value					Accumulated Other Comprehensive Income	Total Shareholders' Equity
	Shares	Amount	Warrants	Contributed Surplus	Deficit		
Balance, December 31, 2005	52,971,242	$ 14,503,631	$ 2,304	$ 447,398	$ (11,207,534)	$ –	$ 3,745,799
Issued for cash							
Private placement at $0.12, less share issue costs	4,200,000	319,824	116,304	–	–	–	436,128
Private placement at $0.20	2,000,000	360,559	39,441	–	–	–	400,000
Private placement at $0.18, less share issue costs	1,110,000	179,731	5,000	–	–	–	184,731
Private placement at $0.16, less share issue costs	1,812,725	250,650	22,468	–	–	–	273,118
Stock options exercised	10,000	1,476	–	(476)	–	–	1,000
Warrants exercised	12,500	1,875	–	–	–	–	1,875
Agent's warrants exercised	2,500	528	(228)	–	–	–	300
Issued for mineral property interests and other							
Cariboo claims at $0.18	25,000	4,500	–	–	–	–	4,500
Daylight claim group at $0.18	43,750	7,875	–	–	–	–	7,875
Jersey property at $0.19	200,000	38,000	–	–	–	–	38,000
Kena claims at $0.205	35,000	7,175	–	–	–	–	7,175
Stephens Lake – Trout at $0.195	16,667	3,250	–	–	–	–	3,250
Income tax effect of renunciation of flow-through expenditures	–	(103,128)	–	–	–	–	(103,128)
Warrants expired unexercised	–	–	(2,304)	2,304	–	–	–
Stock-based compensation	–	–	–	181,052	–	–	181,052
Loss for the year	–	–	–	–	(761,273)	–	(761,273)
Balance, December 31, 2006	62,439,384	15,575,946	182,985	630,278	(11,968,807)	–	4,420,402
Issued for cash							
Private placement at $0.16, less share issue costs	9,375,000	926,011	405,034	–	–	–	1,331,045
Private placement at $0.22, less share issue costs	16,523,864	2,811,613	511,801	–	–	–	3,323,414
Warrants exercised	4,201,229	878,867	(57,045)	–	–	–	821,822
Agents' warrants exercised	1,722,625	424,901	(121,875)	–	–	–	303,026
Stock options exercised	1,099,750	239,100	–	(92,512)	–	–	146,588
Income tax effect of renunciation of flow-through expenditures	–	(68,172)	–	–	–	–	(68,172)
Issued for mineral property interests and other							
Jersey property at $0.365	150,000	54,750	–	–	–	–	54,750
Jersey property at $0.235	200,000	47,000	–	–	–	–	47,000
Jersey property – surface rights at $0.27	30,000	8,100	–				8,100
Stephens Lake – Trout at $0.43	16,666	7,083	–				7,083
Stock-based compensation	–	–	–	308,019	–	–	308,019
Transition adjustment to opening balance	–	–	–	–	–	469	469
Unrealized gains on investments for the period	–	–	–	–	–	(2,269)	(2,269)
Loss for the period	–	–	–	–	(769,974)	–	(769,974)
Balance, September 30, 2007	95,758,518	$ 20,905,199	$ 920,900	$ 845,785	$ (12,738,781)	$ (1,800)	$ 9,931,303

See accompanying notes to interim financial statements.

The Company's independent auditor has not performed a review of these interim financial statements.

SULTAN MINERALS INC.

(an exploration stage company)
Interim Statements of Cash Flows
(Unaudited – prepared by management)

	Three months ended September 30, 2007	Three months ended September 30, 2006	Nine months ended September 30, 2007	Nine months ended September 30, 2006
Cash provided by (used for):				
Operations				
Loss for the period	$ (355,251)	$ (176,267)	$ (769,974)	$ (488,622)
Items not involving cash				
Amortization	505	675	1,515	1,760
Stock-based compensation	211,899	44,683	283,020	116,638
Write-down of mineral property interests	19,806	--	92,736	21,646
Income tax recovery	--	--	(68,172)	(103,128)
Changes in non-cash working capital				
Accounts receivable	(36,206)	15,433	(81,885)	9,813
Due to/from related parties	(80,561)	71,768	8,841	50,466
Prepaid expenses	39,354	16,983	(19,389)	(314)
Accounts payable and accrued liabilities	6,905	1,862	(89,846)	(163,901)
	(193,549)	(24,863)	(643,154)	(555,642)
Investing activities				
Mineral property interests				
Acquisition costs	(67,033)	(14,839)	(110,940)	(77,258)
Exploration and development costs	(401,329)	(25,859)	(1,414,562)	(193,689)
Purchase of equipment	(31,276)	--	(50,144)	(4,477)
Short-term investments	50,000	--	(3,697,000)	--
Reclamation bonds	--	--	14,686	(1,070)
	449,638	(40,698)	(5,257,960)	(276,494)
Financing activities				
Common shares issued for cash	441,361	300	5,923,665	869,303
Increase (decrease) in cash and cash equivalents during the period	(201,826)	(65,261)	22,551	37,167
Cash and cash equivalents, beginning of period	256,196	301,077	31,819	198,649
Cash, and cash equivalents, end of period	$ 54,370	$ 235,816	$ 54,370	$ 235,816
Supplemental information				
Shares issued for mineral property interests	$ 15,183	$ 3,250	$ 116,933	$ 62,800
Stock-based compensation capitalized to mineral property interests	19,196	6,383	24,999	13,348
Warrants issued for agents, finders and corporate finance fees	--	--	--	54,774

See accompanying notes to interim financial statements.

The Company's independent auditor has not performed a review of these interim financial statements.

SULTAN MINERALS INC.

(an exploration stage company)
Notes to Interim Financial Statements
Nine months ended September 30, 2007 and 2006
(Unaudited – prepared by management)

1. Nature of operations:

Sultan Minerals Inc. (the "Company") is incorporated under the British Columbia Business Corporations Act, and its principal business activity is the exploration and development of mineral properties in Canada.

As disclosed in the financial statements, the Company has working capital, as at September 30, 2007, of $3,767,895 (December 31, 2006 – $104,559) and an accumulated deficit of $12,738,781 (December 31, 2006 – $11,968,807). Working capital is defined as current assets less current liabilities.

The Company has capitalized $6,114,863 (December 31, 2006 - $4,363,937) in acquisition and related costs on the Kena property, the Jersey and Emerald properties and the Stephens Lake property.

The Company is in the process of exploring its mineral property interests and has not yet determined whether its mineral property interests contain mineral reserves that are economically recoverable.

2. Accounting policies:

Basis of presentation

The accompanying financial statements for the interim periods ended September 30, 2007 and 2006, are prepared on the basis of accounting principles generally accepted in Canada and are unaudited, but in the opinion of management, reflect all adjustments (consisting of normal recurring accruals) necessary for fair presentation of the financial position, operations and changes in financial results for the interim periods presented. The financial statements for the interim periods are not necessarily indicative of the results to be expected for the full year. These financial statements do not contain the detail or footnote disclosure concerning accounting policies and other matters, which would be included in full year financial statements, and therefore should be read in conjunction with the Company's audited financial statements for the year ended December 31, 2006.

The accounting policies followed by the Company are set out in Note 2 to the audited financial statements for the year ended December 31, 2006, and have been consistently followed in the preparation of these financial statement except that the Company has adopted the following Canadian Institute of Chartered Accountants guidelines effective for the Company's first interim period commencing January 1, 2007:

(a) Section 3855 – Financial Instruments – Recognition and Measurement. Section 3855 requires that all financial assets, except those classified as held to maturity, and derivative financial instruments, must be measured at fair value. All financial liabilities must be measured at fair value when they are classified as held for trading; otherwise, they are measured at cost. Investments available for sale are reported at fair market value (or mark to market) based on quoted market prices with unrealized gains or losses excluded from earnings and reported as other comprehensive income or loss. Investments subject to significant influence are reported at cost and not adjusted to fair market value. All of the Company's investments have been designated as available for sale.

The Company's independent auditor has not performed a review of these interim financial statements.

2. Accounting policies (continued):

(b) Section 1530 – Comprehensive Income. Comprehensive income is the change in the Company's net assets that result from transaction, events and circumstances from sources other than the Company's shareholders and includes items that would not normally be included in earnings or loss such as unexercised gains or losses on available-for sale investments. Other comprehensive income includes the holding gains and losses from available-for-sale securities which are not included in earnings or losses until realized.

(c) Transition adjustment to opening balance. The adoption of Sections 1530 and 3855 impacts the opening equity and losses of the Company. The unrealized gain on the available for sale securities from purchase to December 31, 2006, was $469, which is reported as an adjustment to the opening balance of accumulated other comprehensive income. The unrealized gain or loss on the available for sale securities for the nine months ended September 30, 2007, was $2,269, which is reported in the current period. There would be no tax impact resulting from adjustments arising from comprehensive income as there are unrecorded income tax assets that would result in no income tax being payable.

3. Mineral property interests:

(a) Kena Property, Ymir, British Columbia, Canada

The Kena property is comprised of the original Kena claims and additional properties under option. The properties are contiguous. The Kena property is located near the community of Ymir in southeastern British Columbia. The Company returned the Silver King claims, a portion of the Kena Property, to the optionor for a write-down of $72,930.

(b) Jersey and Emerald Properties, Salmo, British Columbia, Canada

The Company holds a 100% interest in the Jersey Claim Group located near Salmo, British Columbia.

In June 2006, the Company entered into a purchase agreement to acquire 100% right, title and interest in the surface rights over a portion of 28 crown granted mineral claims, four 2-post claims and 80 mineral units located near Salmo, British Columbia. Under the terms of the agreement, the Company made a payment of $10,000 in cash, and has agreed to make share payments in the aggregate value of $200,000. Share payments of 200,0000 common shares are to be made annually on a value date four months after the date of issue, until the related liability has been extinguished. (See Note 5 – Long-term debt).

The Company completed a purchase agreement to acquire 100% of the rights, title and interest for the surface rights over 150 acres of land. Under the terms of the Agreement, the Company made a single cash payment of $50,000 and issued 150,000 common shares to the sellers for the purchase of the property. The acquisition is included in mineral property costs in Jersey-Emerald.

The Company entered into a purchase agreement to acquire 100% of the rights, title and interest in the surface rights to 22.0 acres of land. Under the terms of the agreement, the Company made a single cash payment of $18,100 and issued 30,000 common shares to the sellers.

SULTAN MINERALS INC.

(an exploration stage company)
Notes to Interim Financial Statements
Nine months ended September 30, 2007 and 2006
(Unaudited – prepared by management)

3. Mineral property interests (continued):

(c) Stephens Lake Property, Manitoba, Canada

The Company is in a joint venture with ValGold Resources Ltd. and Cream Minerals Ltd. (the "Companies"). The Companies have a 100% interest in the Stephens Lake Property and have acquired 75% of the Trout Claim Group, which are internal to the claims forming the Stephens Lake Property. Under the terms of the Trout Claim Group agreement, the Companies had each agreed to made cash payments of $36,667 and issue 66,667 common shares of each of the Companies to the optionor over a 36-month period from July 22, 2004.

(d) Mineral Property Interests Commitments

To maintain its mineral property interests the Company is required to make cash payments of $13,333 and issue 286,667 common shares in fiscal 2007, all of which have been paid or issued during the period. This includes the common shares to be issued on the mortgage payable relating to an acquisition of surface rights.

4. Investments:

Name of Company	Number of Shares	Cost	Accumulated unrealized holding gains	Carrying Value
Emgold Mining Corporation (Note 7(d))	15,652	$ 3,913	$ (1,800)	$ 2,113
LMC Management Services Ltd. (Note 7(a))	1	1	--	1
		$ 3,914	$ (1,800)	$ 2,114

Name of Company	Number of Shares	Book Value December 31, 2006
Emgold Mining Corporation	15,652	$ 3,913
LMC Management Services Ltd.	1	1
		$ 3,914

The quoted market value of Emgold Mining Corporation as at December 31, 2006, was $4,383.

SULTAN MINERALS INC.

(an exploration stage company)
Notes to Interim Financial Statements
Nine months ended September 30, 2007 and 2006
(Unaudited – prepared by management)

5. Long-term debt:

The Company entered into a long-term agreement, secured by a mortgage payable, relating to the acquisition of surface rights on its Jersey property in British Columbia (See Note 3 (b)). Payment terms are as follows: upon receipt of regulatory approval which was June 1, 2006, $10,000 was paid in cash and 200,000 common shares were issued. Thereafter, payments are to be made as follows: on June 1, 2007, up to 200,000 common shares; on June 1, 2008, up to 200,000 common shares and June 1, 2009, up to 200,000 common shares.

The common shares referred to above are to be valued at the closing market price for the shares on the date that is four (4) months plus one (1) day after the date of issuance of the share payment (the "Valuation Date"), or October 2 of each year. The value of each share payment is to be calculated as of the Valuation Date and a credit given accordingly to the balance due on the purchase price. If the calculation and credit results in the mortgage on the property being paid in full, then the seller is not entitled to any further share payments. If, after the Valuation Date for the payments referred to above, the seller has still not received the full payment of the related liability and purchase price of the property, the Company will pay the remaining balance to the seller by way of a cash payment.

The Company has the right, at any time after completing the initial payment of cash and shares as set out above, to pay any remaining balance to fully satisfy the purchase price in the form of a cash payment. The current portion of the mortgage payable is estimated by the number of shares to be issued in June 2008 and valued using the closing market price for the common shares of the Company at October 2, 2007, of $0.305 (December 31, 2006 - $0.175). Any gain or loss resulting from the difference between the recorded value of the common shares issued and the Valuation Date is recorded as an adjustment to the balance payable with a corresponding amount recorded in operations. The debt financing adjustment for the nine months ended September 30, 2007, was a gain of $14,000, compare to an expense of $6,000 in the year ended December 31, 2006.

	September 30, 2007	December 31, 2006
Long-term debt, opening balance	$ 158,000	$ 200,000
Less cash payment	--	(10,000)
Less payments made in common shares on valuation date	(61,000)	(32,000)
Long-term debt, end of period	97,000	158,000
Current portion of long-term debt	$ 64,000	$ 35,000

6. Share capital:

(a) Authorized:

Unlimited number of common shares without par value and an unlimited number of preferred shares without par value.

(b) Issued and outstanding:

See Statements of Shareholders' Equity.

6. Share capital (continued):

During the nine months ended September 30, 2007, the Company completed:

(i) a brokered private placement of 9,375,000 units at a price of $0.16 per unit, for gross proceeds of $1,500,000. Each unit was comprised of one common share and one non-transferable share purchase warrant. Each whole share purchase warrant entitles the holder to purchase one additional common share until January 11, 2009, at an exercise price of $0.25 per share. Non-transferable agent's unit warrants equal to 10% of the total number of units sold, or 937,500 agent's unit warrants were issued. Each agent's unit warrant is exercisable at a price of $0.16 until January 11, 2009, to receive one common share and one-half one non-transferable share purchase warrant (the "Agent's Warrant"). Each whole Agent's Warrant is exercisable at $0.25 until January 11, 2009, to receive one additional common share. The total value attributed to each of the share purchase warrants on the non flow-through shares was $0.04. The share purchase warrants and compensation warrants were valued at a combined value of $0.12. All warrants were valued using a Black-Scholes pricing model using the following assumptions: weighted average risk free interest rate of 3.96%; volatility factor of 76.88%; and an average expected life of the warrants of two years.

(ii) a non-brokered private placement in two tranches for an aggregate 16,523,864 units for gross proceeds of $3,635,250. Each issued unit was comprised of one common share and one-half of one non-transferable share purchase warrant. Each whole share purchase warrant issued entitles the holder to purchase one additional common share at a price of $0.30 per share for a period of 18 months, expiring November 11, 2008, for 5,738,750 of the share purchase warrants and November 28, 2008, for 2,523,182 of the share purchase warrants. The Company paid a cash finder's fee of $271,700 (equal to 8% of the gross proceeds received) and issued 1,235,000 non-transferable finder's warrants equal to 8% of the aggregate number of unit sales arranged by an arm's length finders. Each finder's warrant is exercisable to acquire a finder's warrant share, at a price of $0.30 per share for a period of 18 months, expiring November 11, 2008, for 918,200 of the finder's warrants, and November 28, 2008, for 316,800 of the finder's warrants. The total value attributed to each of the share purchase warrants was $0.03. The compensation warrants were valued at $0.07. All warrants were valued using a Black-Scholes pricing model using the following assumptions: weighted average risk free interest rate of 3.95%; volatility factor of 75.20%; and an average expected life of the warrants of eighteen months.

(c) Flow-through shares

In 2006, the Company issued 1,110,000 flow-through shares ("FTS") for gross proceeds of $199,800. Under the FTS agreements, the Company agreed to renounce $199,800 of qualifying expenditures to the investors effective December 31, 2006, although under Canadian tax law the expenditures may actually be incurred up to December 31, 2007.

The Company has estimated that the future income taxes recorded at the time of renunciation are approximately $68,172. Consequently, in the nine months ended September 30, 2007, the Company has recognized a reduction in share capital and a recovery of future income taxes of $68,172.

The Company's independent auditor has not performed a review of these interim financial statements.

6. Share capital (continued):

(d) Stock options

The Company has a stock option plan which allows for the grant of options to purchase up to 11,899,498 stock options. The following table summarizes information about the stock options outstanding at September 30, 2007:

Average Exercise Price	Number Outstanding at September 30, 2007	Weighted Average Remaining Contractual Life
$0.10	1,575,000	2.7 years
$0.15	2,454,000	1.8 years
$0.17	2,525,000	3.7 years
$0.25	250,000	4.5 years
$0.40	250,000	4.5 years
$0.60	250,000	4.5 years
$0.45	2,440,000	4.8 years
$0.19	9,744,000	3.40 years

The Company granted 2,440,000 stock options at a price of $0.45, expiring July 20, 2012, to directors, officers, employees and consultants, vesting pursuant to the terms of the Company's stock option plan. The fair value of each stock option granted is estimated on the date of grant using the Black-Scholes option-pricing model with weighted average assumptions as follows: risk-free interest rate – 4.52%; expected life in years – 5 years; expected volatility – 84%; and a weighted average fair value per option grant of $0.36.

The Company also granted 750,000 stock options to for investor relations services, 2560,000 at a price of $0.25, 250,000 at a price of $0.40, and 250,000 at a price of $0.60, with an expiry date of March 29, 2012. The fair value of the stock options granted was estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted average assumptions: Risk free interest rate – 4.0%; expected life in years – 1.5, and expected volatility of 72%. The fair value per option at the time of grant was $0.07, $0.04 and $0.02 for the options granted at prices of $0.25, $0.40 and $0.60, respectively. These options are revalued at each quarter end, and at September 30, 2007, have values of $0.14, $0.09 and $0.06, respectively, using a 90% volatility, and an expected life of 1.25 years.

The Black-Scholes option valuation model was developed for use in estimating the fair value of traded options that are fully transferable and have no vesting restrictions. The Company's stock options are not transferable and cannot be traded. The Black-Scholes model also requires an estimate of expected volatility. The Company uses historical volatility rates of the Company to arrive at an estimate of expected volatility.

During the nine months ended September 30, 2007, 595,000 options exercisable at $0.21, and 731,000 options exercisable at $0.40 expired unexercised. Also, 1,099,750 stock options were exercised at prices ranging from $0.10 to $0.17, and 6,250 unvested stock options exercisable at $0.17 were cancelled. At September 30, 2007, 6,907,750 stock options were vested with an average exercise price of $0.24.

SULTAN MINERALS INC.

(an exploration stage company)
Notes to Interim Financial Statements
Nine months ended September 30, 2007 and 2006
(Unaudited – prepared by management)

6. Share capital (continued):

(e) Share purchase warrants

As at September 30, 2007, the following share purchase warrants issued in connection with financings made by private placements and short-form offerings were outstanding:

Number of Warrants	Exercise Price	Expiry Date
1,460,000	$0.17	February 28, 2008
10,250	$0.12	February 28, 2008
5,125*	$0.17	February 28, 2008
775,000	$0.30	May 30, 2008***
555,000	$0.25	October 18, 2007
291,237	$0.25	October 18, 2008
9,185,000	$0.25	January 11, 2009
289,750**	$0.16	January 11, 2009
289,750	$0.25	January 11, 2009
5,738,750	$0.30	November 10, 2008
918,200	$0.30	November 10, 2008
2,523,182	$0.30	November 10, 2008
316,800	$0.30	November 10, 2008
22,358,044		

*Underlying agent's warrants, exercisable at $0.12 to receive one share and one half-warrant. Each full warrant is then exercisable until February 28, 2008 at a price of $0.17.
** Underlying agent's warrants, exercisable at $0.16 to receive one share and one half-warrant. Each full warrant is then exercisable until January 11, 2009 at a price of $0.25.
***Extended to May 30, 2008, from May 30, 2007

During the nine months ended September 30, 2007, 4,201,229 warrants were exercised at prices ranging from $0.15 to $0.30, and 1,722,625 agent's warrants were exercised at prices ranging from $0.12 to $0.30. During the nine months ended September 30, 2007, the Company extended the expiry date of 887,500 warrants by one year from May 30, 2007, to May 30, 2008.

(f) Shareholder rights plan

During the period the Company's shareholders approved the adoption of a Shareholder Rights Plan (the "Rights Plan"). The TSX Venture Exchange has accepted the Rights Plan. Effective as of October 31, 2006, the rights (the "Rights") were issued and attached to all of the Company's outstanding common shares. The Rights, subject to management approval, will become exercisable only if a person, together with its affiliates, associates and persons acting jointly, acquires or announces its intention to acquire beneficial ownership of the Company's common shares which when aggregated with its current holdings total 20% or more of the outstanding common shares (determined in the manner set out in the Rights Plan). The Rights will permit the holder to purchase common shares of the Company at a 50% discount to their market price (as defined in the Rights Plan Agreement).

6. Share capital (continued):

(f) Shareholder rights plan (continued)

The Rights will not, however, be triggered by a "Permitted Bid", which is defined as a bid which is outstanding for a minimum of 60 days made to all of the shareholders of the Company for all of their common shares and, subject to other specified conditions, is accepted by a majority of independent shareholders (as detailed in the Rights Plan).

7. Related party transactions and balances:

Services rendered and reimbursement of expenses:	Nine months ended September 30, 2007	2006
LMC Management Services Ltd. (a)	$ 338,683	$ 266,173
Lang Mining Corporation (b)	22,500	22,500
Kent Avenue Consulting Ltd. (c)	11,500	13,000
High Visibility Public Relations	--	10,000

Balances receivable from (e):	September 30, 2007	December 31, 2006
LMC Management Services Ltd.	$ 140,827	$ 49,353
Directors and officers	394	2,022
	$ 141,221	$ 51,375

(a) Management, administrative, geological and other services are provided by LMC Management Services Ltd. ("LMC"), a private company held jointly by the Company and other public companies, to provide services on a full cost recovery basis to the various public entities currently sharing office space with the Company. There is no difference between the cost of $1 and equity value. The Company has a 25% interest in LMC. Three months of estimated working capital is required to be on deposit with LMC under the terms of the services agreement.

(b) Lang Mining Corporation ("Lang Mining") is a private company controlled by the chairman of the Company. Lang Mining receives a management fee of $2,500 per month for the services of Frank A. Lang, an officer and director of the Company.

(c) Consulting fees were paid through LMC Management Services Ltd., to Kent Avenue Consulting Ltd., a private company controlled by a director, Sargent H. Berner. These fees were paid through LMC, and also included in the balance for services provided by LMC. Any amounts payable to Kent Avenue Consulting Ltd., is owed to LMC, and so is included in the net receivable from LMC.

7. Related party transactions and balances (continued):

(d) The Company's investments include shares in a listed company with one director and one officer in common.

(e) Balances payable to and receivable from related parties are included in due to and due from related parties, respectively, on the balance sheets. These amounts are non-interest bearing and are due on demand.

8. Comparative figures:

Where necessary, comparative figures have been reclassified to conform to the current period's presentation.

9. Subsequent events:

Subsequent to September 30, 2007:

(a) 665,000 warrants were exercised at prices ranging from $0.17 to $0.25 to provide $140,450 to the treasury; and

(b) 3,000,000 stock options were granted to directors, officers, employees and consultants at a price of $0.29, exercisable until October 23, 2012.

SULTAN MINERALS INC.

(an exploration stage company)
Note 10: Mineral Property Interests
Nine months ended September 30, 2007
(Unaudited – prepared by management)

	Kena Property, British Columbia	Jersey and Emerald Properties, British Columbia	Stephens Lake Property, Manitoba	Total Mineral Property Interests September 30, 2007
Acquisition costs				
Balance, beginning of period	$ 576,166	$ 346,857	$ 17,022	$ 940,045
Incurred during the period	143	146,314	20,416	166,873
Write-downs during the period	(72,826)	--	--	(72,826)
Balance, end of period	503,483	493,171	37,438	1,034,092
Exploration and development costs				
Incurred during the period				
Assays and analysis	466	76,259	--	76,725
Drilling	--	888,369	--	888,369
Engineering	--	134,196	--	134,196
Environmental	--	23,805	--	23,805
Geological and geophysical	5,592	220,423	--	226,015
Site activities	1,928	206,516	14,670	223,114
Stock-based compensation	--	24,999	--	24,999
Travel and accommodation	1,473	54,922	--	56,395
Trenching	136	23,035	--	23,171
	9,595	1,652,524	14,670	1,676,789
Balance, beginning of period	2,582,452	810,738	30,702	3,423,892
Write-downs during the period	(19,910)	--	--	(19,910)
Balance, end of period	2,572,137	2,463,262	45,372	5,080,771
Total Mineral Property Interests	$ 3,075,620	$ 2,956,433	$ 82,810	$ 6,114,863

The Company's independent auditor has not performed a review of these interim financial statements.

SULTAN MINERALS INC.

(an exploration stage company)
Note 10: Mineral Property Interests
Year ended December 31, 2006

	Kena Property, British Columbia	Jersey and Emerald Properties, British Columbia	Stephens Lake Property, Manitoba	Coripampa Properties, Peru	Total Mineral Property Interests December 31, 2006
Acquisition costs					
Balance, beginning of year	$ 620,133	$ 35,699	$ 443	$ --	$ 656,275
Incurred during the year	66,158	311,158	16,579	--	393,895
Write-downs during the year	(110,125)	--	--	--	(110,125)
Balance, end of year	576,166	346,857	17,022	--	940,045
Exploration and development costs					
Incurred during the year					
Assays and analysis	6,250	26,935	--	--	33,185
Drilling	72,332	124,987	--	3,580	200,899
Geological and geophysical	11,688	142,831	224	--	154,743
Site activities	7,191	36,494	19,330	18,066	81,081
Stock-based compensation	--	19,730	--	--	19,730
Travel and accommodation	1,011	7,215	--	--	8,226
	98,472	358,192	19,554	21,646	497,864
Balance, beginning of year	2,483,980	452,546	11,148	--	2,947,674
Write-downs during the year	--	--	--	(21,646)	(21,646)
Balance, end of year	2,582,452	810,738	30,702	--	3,423,892
Total Mineral Property Interests	$ 3,158,618	$ 1,157,595	$ 47,724	$ --	$ 4,363,937

Sultan Minerals Inc.
Three and Nine Months Ended
September 30, 2007

1.1	Date	2
1.2	Overview	2
1.2.1	Jersey and Emerald Properties, British Columbia	2
1.2.2	Kena Property, British Columbia	6
1.2.3	Stephens Lake Property, Manitoba	7
1.2.4	Mineral Property Option Payments Due In Fiscal 2007	7
1.2.5	Market Trends	7
1.3	Selected Annual Information	8
1.4	Results of Operations	9
1.5	Summary of Quarterly Results	12
1.6	Liquidity	13
1.7	Capital Resources	14
1.8	Off-Balance Sheet Arrangements	15
1.9	Transactions with Related Parties	16
1.10	Fourth Quarter	16
1.11	Proposed Transactions	16
1.12	Critical Accounting Estimates	17
1.13	Critical accounting policies and changes in accounting policies	17
1.14	Financial Instruments and Other Instruments	17
1.15.1	Other MD&A Requirements	17
1.15.2	Additional Disclosure for Venture Issuers without Significant Revenue	18
1.15.3	Disclosure of Outstanding Share Data	18
Other Information		20

1.1 Date

The effective date of this quarterly report is November 23, 2007.

1.2 Overview

This Management's Discussion and Analysis ("MD&A") contains certain "Forward-Looking Statements." All statements, other than statements of historical fact included herein, including without limitation, statements regarding potential mineralization and resources, research and development activities, and future plans of the Company are forward looking statements that involve various risks and uncertainties including changes in future prices of gold and other metals; variations in ore reserves, grades or recovery rates, accidents, labour disputes and other risks associated with mining; delays in obtaining governmental approvals or financing or in the completion of development or construction activities, technological obsolescence, and other factors. The Company expressly disclaims any obligation to revise or update forward-looking statements and any liability in the event actual results differ from those currently anticipated.

This MD&A should be read in conjunction with the audited financial statements of Sultan Minerals Inc. for the year ended December 31, 2006, and the unaudited interim financial statements for the nine months ended September 30, 2007. All dollar figures stated herein are expressed in Canadian dollars, unless otherwise specified.

Sultan Minerals Inc. ("Sultan" or the "Company") is a mineral exploration company. The Company has a portfolio of mineral exploration projects and the following is a brief summary of its current activities.

- Sultan's loss for the nine months ended September 30, 2007 ("fiscal 2007") was $769,974 or $0.01 per share, after income tax recovery of $68,172, due to flow-through renunciations, compared to a loss of $488,622 or $0.01 per share in the nine months ended September 30, 2006 ("fiscal 2006"), also after income tax recovery due to flow-through renunciations of $103,128.

- During fiscal 2007, operations utilized cash of $643,154 compared to $555,642 in fiscal 2006.

- Expenditures on mineral property interests totalled $1,843,662 in fiscal 2007 compared to $527,096 in fiscal 2006. The expenditures were incurred on the following mineral properties in fiscal 2007, with the fiscal 2006 numbers in brackets: Kena - $9,738 ($72,407), Stephens Lake - $35,086 ($36,112), Coripampa Properties - $Nil (21,646): and the Jersey and Emerald properties - $1,798,838 ($396,931). The Coripampa Properties were written off in fiscal 2005, and the additional costs of $21,646 were written off in fiscal 2006. Mineral property write-downs relating to certain Kena property claims in fiscal 2007 were $92,736.

- The Company raised net proceeds of $5,923,665 by the issuance of 30,188,389 common shares in fiscal 2007 in private placement financings, and through the exercise of stock options, warrants and agent's warrants.

1.2.1 Jersey and Emerald Properties, British Columbia

The 9,500-hectare Jersey-Emerald Property is located in south-eastern British Columbia, 10 kilometres southeast of the mining community of Salmo. The Jersey-Emerald Property is host to the former Emerald Tungsten Mine, which was Canada's second largest tungsten producer and the historic Jersey Lead-Zinc Mine, British Columbia's second largest lead-zinc producer. Sultan optioned the initial claims in 1993 and has since expanded its holdings through staking and additional option agreements. In 2005

molybdenum mineralization was discovered beneath the tungsten workings. In the mine area there is an existing network of underground tunnels and workings over a two-square kilometre area that provides excellent access to the margins of the recently identified molybdenum deposit. Sultan presently holds 100% interest in the original claims subject to an advance annual royalty payment of $50,000 scheduled to commence October 20, 2009, and an aggregate 3.0% Net Smelter Return ("NSR") royalty due to the property optionors. Sultan can reduce the NSR royalty to 1.5% by making a payment of $500,000 and issuing 50,000 common shares.

In fiscal 2007 the Company completed a purchase agreement to acquire 100% of the rights, title and interest for the surface rights over 150 acres of land overlying part of the Jersey Claim Group which consists of 28 crown-granted mineral claims, four two-post claims and 80 mineral units located near Salmo, British Columbia. Under the terms of the agreement, Sultan made a cash payment of $50,000 and 50,000 common shares were issued to the sellers for the purchase of the property. The acquisition is included in mineral property costs in Jersey-Emerald.

In fiscal 2007 the Company entered into a purchase agreement to acquire 100% of the rights, title and interest in the surface rights to 22.0 acres of land overlying the conveyor tunnel that transported ore from the former Jersey Lead-Zinc Mine and the access tunnel to the former underground crusher chamber in the Emerald Tungsten Mine. The property is crossed by the access roads to the proposed future mill site. Under the terms of the agreement, the Company made a cash payment of $18,100 and issued 30,000 common shares to the sellers.

The Company is taking the necessary steps to advance the known molybdenum and tungsten deposits at our Jersey-Emerald mine as is evident by this land acquisition purchase and the drilling program which is well underway. Sultan now owns 1,100 acres of surface rights over the proposed mine site.

EXPLORATION

Diamond drilling is currently continuing on the property and 78 drill holes, 19 underground and 59 surface holes, have now been completed in the Company's planned 2007, 40,000 ft, drill program. Assays have been received and reported for the initial 19 underground holes which investigated the East Dodger tungsten and molybdenum zones (refer to Press Release of June 6, 2007 and July 18, 2007). The surface drill program has targeted extensions to the Jersey lead-zinc deposit (refer to Press Release of September 24, 2007), the East Emerald Tungsten Zone, and the Dodger Tungsten Zone. Samples from the initial six holes from this round of surface drilling were shipped to Acme Labs Ltd in mid-September and assays are anticipated shortly. All detailed assay results can be viewed in news releases on the Company's website www.sultanminerals.com or on www.sedar.com.

Drill logs and assays for an additional 200 drill holes in the Emerald Tungsten Deposit have been entered into the digital data base for the mine in the ongoing compilation of the historic mine records. This completes the drill hole data base for this historic mine and will allow the company to complete a resource evaluation for this deposit.

Exploration expenditures on the Jersey-Emerald property in fiscal 2007 with the fiscal 2006 comparative figures shown in brackets include the following: assays and analysis – $76,259 ($21,283); drilling - $888,369 ($47,984); engineering - $134,196 (Nil); environmental - $23,805 ($Nil); geological and geophysical – $220,423 ($78,870); travel and accommodation – $54,922 ($3,272); stock-based compensation - $24,999 ($13,348); trenching $23,035 ($Nil); and site activities – $206,516 ($16,856). Acquisition costs of $146,314 ($215,318) were incurred.

Mr. Ed Lawrence, P.Eng., former Manager of the Jersey and Emerald Mines, is managing the ongoing diamond drilling programs. Mr. Perry Grunenberg, P.Geo., of PBG Geoscience in Kamloops, BC, is

Sultan's project supervisor and "Qualified Person" for the purpose of NI 43-101, "Standards of Disclosure for Mineral Projects." Standard sampling procedures were used whereby the core was split with a core splitter and half of the core sent by trucking company directly to Acme Labs Ltd. in Vancouver for assay by standard analytical procedures. The remaining half of the core is stored in the Company's core storage facility in Salmo, BC. All sample preparation was done at the laboratory by Acme staff. Checks are being run on 5% of the samples at Becqueral Laboratories in Mississauga, Ontario for tungsten and Assayers Canada in Vancouver, BC for other elements.

RESOURCE CALCULATIONS

In November of 2006, the Company received the completed initial resource calculations for the Tungsten and Molybdenum Zones on the Jersey-Emerald Property. Resource calculations were prepared by Giroux Consultants Ltd. and the resulting National Instrument 43-101 Technical Report was co-authored by independent geological consultants Gary Giroux, P.Eng., of Giroux Consultants Ltd. and Perry Grunenberg, P.Geo. of P & L Geological Consultants Ltd.

Within the tungsten zones, using a cut-off grade of 0.15% WO_3, the results show 2.51 million tons averaging 0.37% WO_3 classed as measured plus indicated, with an additional 1.21 million tons averaging 0.40% WO_3 classed as inferred. In the molybdenum zone, the results at a 0.05% Mo cut-off show 28,000 tons averaging 0.098 % Mo classed as indicated with a further 481,000 tons averaging 0.103% Mo classed as inferred.

The results of the resource evaluation are summarized in the following tables.

TOTAL WO_3 RESOURCE FOR JERSEY PROJECT

Classification	Cutoff %	Tons>Cutoff	WO_3 %	Pounds of WO_3
Measured	0.15	1,200,000	0.379	9,096,000
Indicated	0.15	1,310,000	0.365	9,563,000
Measured Plus Indicated	0.15	2,510,000	0.372	18,674,000
Inferred	0.15	1,210,000	0.397	9,607,000

TOTAL MO RESOURCE FOR DODGER 4200 ZONE

Classification	Cutoff %	Tons>Cutoff	Mo%	Pounds of Mo
Indicated	0.05	28,000	0.098	54,880
Inferred	0.05	481,000	0.103	990,860

The Company's consultants have suggested that until an economic evaluation is completed, 0.15% WO_3 and 0.05% Mo are realistic cutoff grades for an underground mining operation in this location at current tungsten and molybdenum prices. The details of the report and the total resource may be found on the Company's website: www.sultanminerals.com.

The study indicates that average grades of molybdenum within the porphyry system are significant enough for potential underground mining methods of extraction, and includes limited zones with highly elevated grades.

The report concludes that based on the results of this preliminary resource calculation, potential exists for both tungsten and molybdenum resources on the Jersey property.

The report made a number of recommendations that included completion of a scoping study for the project. The Company hired Wardrop Engineers to complete a scoping study, and received a completed

scoping study ("PEA") for the Invincible and Dodger Tungsten Zones on the Jersey-Emerald Tungsten Property in May 2007. The PEA is based on indicated, measured and inferred mineral resources stated above. The assessment has identified a potentially commercial operation at current prices and offers some possibilities of improving the economics substantially. The following steps are suggested in the PEA, with a status update following each step in the proposed work plan:

- A 14,000 foot (4,200 metre) underground diamond drill program designed to expand the presently known Dodger tungsten and molybdenum zones.

This drilling program was completed in June 2007, and a total of 19 holes were completed.

- A 10,000 foot (3,000 metre) surface diamond drill program for the East Emerald and East Dodger tungsten zones.

This program is presently underway.

- Update diamond drill information digitally from the former Emerald Tungsten Mine to evaluate remaining tungsten mineralization.

This program has been completed with all drill logs from the Emerald Mine entered into the mine's digital data base.

- A bulk sampling and metallurgical study on the historic tungsten tailings pond to investigate the potential recovery of tungsten, molybdenum and gold concentrations.

Bulk sampling of the tailings pond has been completed and samples have been sent for metallurgical testing under supervision of Wardrop Engineering.

- A cavity measuring program in the historic Jersey lead-zinc mine to determine potential remnant mineralization followed by an NI 43-101 resource estimate.

In May 2007 Talon Survey Solutions of Calgary, Alberta were contracted to undertake an underground Cavity Measuring Survey of the underground Jersey Lead-Zinc Mine workings. Surveys have now been completed in the "A" and "F" Lead-Zinc Zones – approximately 5.0% of the total mine workings. The surveys accurately outline the previously mined ore deposits in order that the size and location of remaining lead-zinc mineralization may be determined.

The PEA has been completed to a ±35% level of accuracy, considered suitable for this level of study. Wardrop used a three-year average concentrate price for the "base case" financial evaluation. The scheelite concentrate pricing, for the financial evaluation in this study, is based on free market values for ammonium paratungstate (APT).

Discounted APT Concentrate Price	Gravity Concentrate Price (US$/mtu)	Flotation Concentrate Price (US$/mtu)	NPV @ 8% discount rate (Cdn$ million)	IRR (%)	Payback Period (Years)
3 year average	198	172	-23.3	-3.4	n/a
2 year average	245	212	9.8	12.4	4.2
Current	244	211	3.8	9.7	4.5

This preliminary assessment is preliminary in nature, it includes inferred mineral resources that are considered too speculative geologically to have the economic considerations applied to them that would enable them to be categorized as mineral reserves, and there is no certainty that the preliminary assessment will be realized.

The following assumptions were made to develop this preliminary assessment:

- Geological mineralization is continuous between drill holes;
- Existing mine workings have been digitized from previous mine plans and accurately account for the material previously mined out of the orebody;
- The financial evaluation was determined using an economic cutoff grade of 0.233% WO_3.

The Jersey-Emerald Property would produce two scheelite concentrate products:

- Gravity concentrate at a grade of 75% WO_3;
- Flotation concentrate at a grade of 65% WO_3.

The scheelite concentrate may be sold at discounted APT prices. Further understanding on the sale of scheelite concentrate is required. Wardrop recommends the use of a third party to provide further market and contract information in future studies.

There is significant potential for exploration and possible joint venture opportunities on surrounding properties, including:

- Reeves MacDonald Lead-Zinc Property;
- Jackpot Lead-Zinc Deposit;
- Stewart Tungsten and Molybdenum Property;
- Posie Lead-Zinc-Tungsten Claims;
- Molly Property;
- HB Lead-Zinc Property;
- Summit, Ore Hill, and Bonanza Mines.

In July 2007 Sultan engaged Wardrop Engineering to undertake an environmental baseline study on the Jersey-Emerald Property. Sultan is aggressively advancing the development of the Jersey-Emerald project with the objective of re-opening this historic tungsten and lead-zinc producer which was formerly owned and operated by Placer Dome.

The environmental assessment will take approximately 14 months to complete and will primarily cover water quality data and biological sampling including fish, invertebrates and habitat description. In conjunction with this environmental baseline study Wardrop are supervising metallurgical studies that are currently underway on the tungsten and molybdenum mineralization.

1.2.2 Kena Property, British Columbia

The Company holds 100% of the original Kena Property claims located near the community of Ymir in southeastern British Columbia. Of particular interest to Sultan is a 7.0-kilometre long gold soil anomaly located near the north end of the property. The soil anomaly encompasses the Gold Mountain and Kena Gold Zones, both of which host porphyry gold deposits. From 2000 to 2004, Sultan tested the two zones with 12,000 metres of diamond drilling in 80 drill holes. Preliminary resource calculations were prepared

by Giroux Consultants Ltd. in June 2004 and the resulting NI 43-101 Technical Report was co-authored by independent geological consultants, Gary Giroux, P.Eng., of Giroux Consultants Ltd. and Linda Dandy, P.Geo of P & L Geological Consultants Ltd.

Exploration expenditures on the Kena property in fiscal 2007, with the fiscal 2006 comparative figures shown in brackets, include the following: assays and analysis – $466 ($75); geological and geophysical – $5,592 ($4,701); trenching - $136 ($Nil); travel and accommodation - $1,473 ($Nil); and site activities – $1,928 ($1,474). Acquisition costs of $143 ($66,157) were incurred. A write-down of the Silver King claims totalled $92,736 in the period.

Recommendations

The June 2004 Technical Report shows that the Gold Mountain and Kena Gold Zones have a measured and indicated resource of 24,860,000 tonnes containing 541,000 ounces of gold at an average grade of 0.66 g/T using a 0.3 g/T cut-off grade for gold. There is an additional inferred resource of 25,800,000 tonnes containing 557,000 ounces of gold at the same grade (June 7, 2004, News Release). The report stated that the resource has potential for expansion with additional diamond drilling.

A computer modeling of the property was completed as part of the 2004 resource study. The model indicated numerous untested areas adjacent to mineralized blocks. The report recommended that a $1.2 million diamond drill program be conducted in order to significantly expand resources in the Gold Mountain and Kena Gold Zones.

The Company currently does not have the financing available to conduct the entire recommended exploration program but has commenced a drill program to test the depth extension of the Gold Mountain Zone to a depth of 800 metres (2,500 feet). The focus of the drill program is to expand the gold resource announced in the NI 43-101 Technical Report of June 2004. With a budget of $250,000, it is designed to execute a portion of the program recommended in the report.

Ms Linda Dandy, P.Geo of P&L Geological Services of Lac Le Jeune, BC, is the Company's project supervisor and "Qualified Person" for the purpose of National Instrument 43-101, "Standards of Disclosure for Mineral Projects".

1.2.3 Stephens Lake Property, Manitoba

The Stephens Lake - Trout Claim Group is situated 100 kilometres east of Gillam, Manitoba. The Companies holding interests in this claim group reduced the initial three claims to one claim and certain staked claims. The final cash and share payments were made on the Trout Claim Group in fiscal 2007, pursuant to the option agreement between the Companies and the optionor.

1.2.4 Mineral Property Option Payments Due In Fiscal 2007

To maintain its mineral property interests the Company is required to make cash payments of $13,333 (paid) and to issue 216,667 common shares in fiscal 2007 (issued). In addition, the Company has acquired surface rights on various claims of land in the Jersey-Emerald area and now holds over 1100 acres of surface rights. The Company wrote off its interest in the Silver King Property during the period.

1.2.5 Market Trends

The price of gold has increased, continuing an overall uptrend, which began in 2004. The average gold price in 2006 averaged US$603.46 per ounce. From January 1, 2007, to November 23, 2007, gold has averaged US$806.88 per ounce. The average price for molybdenum (roasted) in 2006 was US$25.50 per

pound, and the price for tungsten as ATP averaged US$257.00 per metric tonne unit.

1.3 Selected Annual Information

The financial statements have been prepared in accordance with Canadian generally accepted accounting principles ("GAAP") and are expressed in Canadian dollars.

	As at December 31, 2006	As at December 31, 2005	As at December 31, 2004
Current assets	$ 232,237	$ 265,949	$ 481,152
Mineral property interests	4,363,937	3,603,949	3,280,334
Other assets	74,906	109,211	56,557
Total assets	4,671,080	3,979,109	3,818,043
Current liabilities	127,678	233,310	144,435
Long-term debt	123,000	--	--
Shareholders' equity	4,420,402	3,745,799	3,673,608
Total shareholders' equity and liabilities	4,671,080	3,979,109	3,818,043
Working capital (current assets less current liabilities)	104,559	32,639	336,717

	Year ended December 31, 2006	Year ended December 31, 2005	Year ended December 31, 2004
Expenses (recoveries)			
Amortization	$ 2,435	$ 987	$ 843
Debt finance adjustment	6,000	--	--
Legal, accounting and audit	33,527	20,691	48,791
Management and consulting fees	46,000	35,000	30,000
Office and administration	74,993	80,278	79,943
Salaries and benefits	171,412	131,542	89,240
Shareholder communications	202,301	98,524	151,953
Stock-based compensation	161,322	176,393	218,207
Travel and conferences	43,246	19,413	32,885
	741,236	562,828	651,862
Property investigations	873	938	4,441
Write-down of mineral property interests	131,771	319,914	--
Interest income	(9,479)	(1,719)	(1,927)
Loss before income taxes	(864,401)	(881,961)	(654,376)
Income tax (recovery) expense – current	--	--	--
– future income taxes	103,128	60,554	--
Loss for the year	$ (761,273)	$ (821,407)	$ (654,376)
Loss per share – basic and diluted	$ (0.01)	$ (0.02)	$ (0.02)
Weighted average number of common shares outstanding – basic and diluted	58,480,943	48,507,514	40,841,887
Number of common shares issue and outstanding, end of year	62,439,384	52,971,242	46,164,582

1.4 Results of Operations

Sultan had a loss of $769,974, or loss per share of $0.01 in the nine months ended September 30, 2007, compared to a loss of $488,622, or loss per share of $0.01 in the nine months ended September 30, 2006.

	Three months ended September 30, 2007	Three months ended September 30, 2006	Nine months ended September 30, 2007	Nine months ended September 30, 2006
Expenses				
Amortization	$ 505	$ 675	$ 1,515	$ 1,760
Debt finance adjustment	(14,000)	6,000	(14,000)	6,000
Legal, accounting and audit	6,090	11,844	48,616	18,806
Management fees	10,000	12,500	34,000	35,500
Office and administration	21,715	19,068	61,896	61,004
Salaries and benefits	68,573	44,173	199,633	145,220
Shareholder communications	62,294	42,411	195,485	157,957
Stock-based compensation	211,899	44,682	283,020	116,638
Property investigations	2,216	555	4,119	555
Travel	2,854	1,716	27,241	38,189
Write-down of mineral property interests	19,806	--	92,736	21,646
Interest and other income	(36,701)	(1,357)	(96,115)	(5,525)
	355,251	176,267	838,146	591,750
Loss before income taxes	(355,251)	(176,267)	(838,146)	(591,750)
Income tax recovery	--	--	68,172	103,128
Loss for the period	(355,251)	(176,267)	(769,974)	(488,622)
Loss per share, basic and diluted	$ (0.00)	$ (0.00)	$ (0.01)	$ (0.01)
Weighted average number of common shares outstanding	95,030,532	59,511,251	82,778,271	57,339,670
Number of common shares outstanding, end of period	95,758,518	59,516,659	95,758,518	59,516,659

Revenue

Sultan has no source of revenue. Interest earned on excess cash is incidental income. Interest revenue has increased from $5,525 in fiscal 2006 to $96,115 in fiscal 2007 due to significantly higher cash balances and higher interest rates earned in fiscal 2007 as compared to fiscal 2006.

Expenses

Legal, accounting and audit increased from $18,806 in fiscal 2006 to $48,616 in fiscal 2007. Audit fees are accrued throughout the fiscal year. Fees charged for the fiscal 2006 year end were significantly higher than estimated in the accrual, due to the extensive audit work now required, and as a result, expenses are significantly higher in fiscal 2007. The fees incurred in the current period include additional audit fees. Audit time is increasing on an annual basis, and will continue to do so, as public company auditors and public companies continue to comply with the extensive detail in the working papers which are required by the Canadian Public Accountability Board, as they review the audit firms that audit public companies.

Either external consultants must be hired to comply, or in the case of companies who have administrative and accounting services provided as in the case of Sultan, the time, and therefore the cost, required to complete the extra detail, must be passed onto the Company. Legal fees are ongoing and will vary depending on the activity during the period.

Management fees of $2,500 per month are paid to Lang Mining Corporation, a private company, for the services of Frank Lang as Chairman of the Company, for a total of $22,500 in each fiscal period. In fiscal 2007 management fees of $11,500 (2006-$13,000) were paid through LMC Management Services Ltd. to Kent Avenue Consulting Ltd., a private company controlled by Sargent H. Berner, a director of the Company.

Office and administration costs increased slightly from $61,004 in fiscal 2006 to $61,896 in fiscal 2007. The office and administration costs include rent, shared office services and other costs related to administration of a public company. An additional company was sharing the office premises in Q1 2007, reducing costs in that quarter, with an anticipated increase for the balance of fiscal 2007.

Salaries and benefits have increased from $145,220 in fiscal 2006 to $199,633 in fiscal 2007. Salaries will likely continue to increase as the shortage of qualified professionals in the mining industry is contributing to increased salary and benefits costs.

In fiscal 2006, there was $116,638 in stock-based compensation expense, compared with $283,020 in fiscal 2007. The amount recorded in fiscal 2007 relates to the vested portion of stock options granted pursuant to an investor relations' contract with CHF Investor Communications. In addition, stock-based compensation costs of $24,999 were capitalized to the Jersey-Emerald Property in fiscal 2007 compared to $19,730 in fiscal 2006. The stock options granted on March 29, 2007, were granted as follows: 250,000 options at a price of $0.25; 250,000 options at a price of $0.40, and 250,000 options at a price of $0.60, all with an expiry date of March 29, 2012, and vesting over an 18 month period. These are revalued in each reporting period, using a volatility calculated at the end of each reporting period.

The Company granted 2,440,000 stock options at a price of $0.45, expiring July 20, 2012, to directors, officers, employees and consultants, vesting pursuant to the terms of the Company's stock option plan. The fair value of each stock option granted is estimated on the date of grant using the Black-Scholes option-pricing model with weighted average assumptions as follows: risk-free interest rate – 4.52%; expected life in years – 5 years; expected volatility – 84%; and a weighted average fair value per option grant of $0.36.

The Black-Scholes option valuation model was developed for use in estimating the fair value of traded options that are fully transferable and have no vesting restrictions. The Company's stock options are not transferable and cannot be traded. The Black-Scholes model also requires an estimate of expected volatility. The Company uses historical volatility rates of the Company to arrive at an estimate of expected volatility.

Shareholder communications costs have increased from $157,957 in fiscal 2006 to $195,485 in fiscal 2007. The Company utilized the services of Arbutus Enterprises Ltd. $18,000 (2006 - $18,000) and Horng Kher (Marc) Lee $33,000 (2006 - $12,000), and CHF Investor Relations $38,000 (2006 - $Nil). Fees paid relating to Sedar which includes filings to the BC Securities Commission and other commissions and TSX Venture filings decreased from $14,954 in fiscal 2006 to $13,686 in fiscal 2007. Transfer agent fees have increased from $8,553 in fiscal 2006 to $13,093 in fiscal 2007. Other shareholder activities consist of web site maintenance, shareholder inquiries and all costs associated with timely disclosure of information.

The Company also granted 750,000 stock options to for investor relations services, 2560,000 at a price of $0.25, 250,000 at a price of $0.40, and 250,000 at a price of $0.60, with an expiry date of March 29, 2012. The fair value of the stock options granted was estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted average assumptions: Risk free interest rate – 4.0%; expected life in years – 1.5, and expected volatility of 72%. The fair value per option at the time of grant was $0.07, $0.04 and $0.02 for the options granted at prices of $0.25, $0.40 and $0.60, respectively. These options are revalued at each quarter end, and at September 30, 2007, have values of $0.14, $0.09 and $0.06, respectively, using a 90% volatility, and an expected life of 1.25 years.

Travel and conference expenses have decreased from $38,189 in fiscal 2006 to $27,241 in fiscal 2007. A conference was attended in Colorado in fiscal 2006, in addition to travel costs to the Prospectors and Developers Conference in Toronto, which has attendees annually.

Property investigation costs have increased from $555 in fiscal 2006 to $4,119 in fiscal 2007. Sultan is presented with property submittals continually, and certain submissions are reviewed for possible acquisition. The costs related to submittals are capitalized if the property is acquired, or expensed if the property is not acquired.

In fiscal 2006, $21,646 incurred in exploration costs related to the Coripampa party was written off. In fiscal 2007, $92,736 incurred in costs related to the Silver King claims at the Kena property was written off.

In accordance with CICA Handbook Section 3465 – Income Taxes, the Company has recorded a provision at the time of the actual renunciation, by a reduction in the amount included in share capital relating to the FTS, for the future income taxes related to the deductions foregone by the Company. The Company renounced flow through expenditures in the year ended December 31, 2006, and as a consequence, recognized a reduction in share capital and a recovery of future income taxes of $68,172 in the nine months ended September 30, 2007.

The Company also renounced flow through expenditures in the nine months ended September 30, 2006, and as a consequence, recognized a reduction in share capital and a recovery of future income taxes of $103,128 in that period.

1.5 Summary of Quarterly Results

Summary of Quarterly Results

The table below provides, for each of the most recent eight quarters, a summary of exploration costs on a project-by-project basis and of corporate expenses, net of interest income, mineral property write-downs and property investigations.

	Kena property. British Columbia	Jersey Emerald and other properties	Stephens Lake property, Manitoba	Cori-pampa properties, Peru	General and adminis-trative expenses (recovery) (Note 1)	Loss per quarter	Loss per share
2005							
Fourth Quarter	9,853	203,831	(131)	26,452	97,260	391,253	$0.01
2006							
First Quarter	44,849	46,472	330	21,647	152,111	69,454	$0.00
Second Quarter	27,208	158,049	24	(1)	245,893	242,901	$0.01
Third Quarter	350	192,410	35,758	--	177,069	176,267	$0.00
Fourth Quarter	92,223	272,419	21	--	166,162	272,651	$0.01
2007							
First Quarter	1,179	395,279	--	--	217,812	139,458	$0.00
Second Quarter	671	715,262	14,670	--	249,664	275,265	$0.00
Third Quarter	7,888	688,297	20,416	--	369,930	355,251	$0.00

Note 1: General and administrative expenses do not include the write-down of mineral property interests, investments, property investigations, interest and other miscellaneous income or income tax recovery, but includes stock-based compensation.
Note 2: Property acquisition and exploration costs exclude the write-down of mineral property interests.

Three months ended September 30, 2007 ("Q3 2007") compared to three months ended September 30, 2007 ("Q3 2007")

Revenue

Sultan has no source of revenue. Interest earned on excess cash is incidental income. Interest revenue has increased from $1,357 in fiscal Q3 2006 to $36,701 in Q3 2007 due to significantly higher cash balances and higher interest rates in fiscal 2007 as compared to fiscal 2006.

Expenses

Legal, accounting and audit decreased from $11,844 in Q3 2006 to $6,090 in Q3 2007. Audit fees are accrued throughout the fiscal year. Overall fees for fiscal 2007 are expected to be higher than fiscal 2006, despite quarterly fluctuations.

Management fees of $2,500 per month are paid to Lang Mining Corporation, a private company, for the services of Frank Lang as Chairman of the Company, for a total of $7,500 in each fiscal quarter In Q3 2007 management fees of $2,500 (Q3 2006-$5,000) were paid through LMC Management Services Ltd. to Kent Avenue Consulting Ltd., a private company controlled by Sargent H. Berner, a director of the Company.

Office and administration costs increased from $19,068 in Q3 2006 to $21,715 in Q3 2007. The office

and administration costs include rent, shared office services and other costs related to administration of a public company. An additional company was sharing the office premises in Q1 2007, but moved to new office space in Q2 2007, contributing to the increase.

Salaries and benefits have increased from $44,173 in Q3 2006 to $68,573 in Q3 2007. Salaries will likely continue to increase as the shortage of qualified professionals in the mining industry is contributing to increased salary and benefits costs.

In Q3 2006, there was $44,682 in stock-based compensation expense, compared with $211,899 in Q3 2007. The amount recorded in fiscal 2007 relates to the vested portion of stock options granted pursuant to an investor relations' contract with CHF Investor Communications and the initial vesting of stock options granted in July 2007. In addition, stock-based compensation costs of $19,196 were capitalized to the Jersey-Emerald Property in Q3 2007.

Shareholder communications have increased from $42,411 in Q3 2006 to $62,294 in Q3 2007. The Company utilized the services of Arbutus Enterprises Ltd. $6,000 (Q3 2006 – $6,000) and Horng Kher (Marc) Lee $15,000 (Q3 2006 - $9,000). In addition, CHF Investor Communications were paid $18,000 in Q3 2007.

Travel and conference expenses have increased from $1,716 in Q3 2006 to $2,854 in Q3 2007.

In Q3 2006, no exploration costs were written off. In Q3 2007, $19,806 incurred in costs related to the Silver King claims at the Kena Property was written off.

1.6 Liquidity

Historically, the Company's sole source of funding has been the issuance of equity securities for cash, primarily though private placements to sophisticated investors and institutions. The Company has issued common shares in each of the past few years, pursuant to private placement financings and the exercise of warrants and options.

At September 30, 2007, Sultan's working capital, defined as current assets less current liabilities, was $3,767,895, compared with working capital of $104,559 at December 31, 2006. The Company's cash in excess of current expenditures is held in Guaranteed Investment Certificates.

Investing Activities

Acquisitions and Exploration Programs

The following provides the details of the property agreements and the exploration expenditures related to its mineral property interests during the period.

At September 30, 2007, Sultan had capitalized $6,114,863 representing costs associated with the acquisition and exploration of its mineral property interests in British Columbia and Manitoba. During the nine months ended September 30, 2007, Sultan's expenditures included $1,843,662 on the acquisition and exploration of its mineral property interests compared to $527,096 in the nine months ended September 30, 2006. A write-down of $92,736 relating to the Silver King claims forming part of the Kena Property was incurred in the period.

The Company entered into a long-term agreement, secured by a mortgage payable, relating to the acquisition of surface rights on its Jersey property in British Columbia (See Note 3 (b)). Payment terms

are as follows: upon receipt of regulatory approval which was June 1, 2006, $10,000 was paid in cash and 200,000 common shares were issued. Thereafter, payments are to be made as follows: on June 1, 2007, up to 200,000 common shares; on June 1, 2008, up to 200,000 common shares and June 1, 2009, up to 200,000 common shares.

The common shares referred to above are to be valued at the closing market price for the shares on the date that is four (4) months plus one (1) day after the date of issuance of the share payment (the "Valuation Date"), or October 2 of each year. The value of each share payment is to be calculated as of the Valuation Date and a credit given accordingly to the balance due on the purchase price. If the calculation and credit results in the mortgage on the property being paid in full, then the seller is not entitled to any further share payments. If, after the Valuation Date for the payments referred to above, the seller has still not received the full payment of the related liability and purchase price of the property, the Company will pay the remaining balance to the seller by way of a cash payment.

The Company has the right, at any time after completing the initial payment of cash and shares as set out above, to pay any remaining balance to fully satisfy the purchase price in the form of a cash payment. The current portion of the mortgage payable is estimated by the number of shares to be issued in June 2008 and valued using the closing market price for the common shares of the Company at October 2, 2007, of $0.305 (December 31, 2006 - $0.175). Any gain or loss resulting from the difference between the recorded value of the common shares issued and the Valuation Date is recorded as an adjustment to the balance payable with a corresponding amount recorded in operations. The debt financing adjustment for the nine months ended September 30, 2007, was a gain of $14,000, compare to an expense of $6,000 in the year ended December 31, 2006.

1.7 Capital Resources

During the nine months ended September 30, 2007, the Company completed a brokered private placement of 9,375,000 units at a price of $0.16 per unit, for cash proceeds after cash share issue costs of $1,331,045. Each unit was comprised of one common share and one non-transferable share purchase warrant. Each whole share purchase warrant entitles the holder to purchase one additional common share until January 11, 2009, at an exercise price of $0.25 per share. Non-transferable agent's unit warrants equal to 10% of the total number of units sold, or 937,500 agent's unit warrants were issued. Each agent's unit warrant is exercisable at a price of $0.16 until January 11, 2009, to receive one common share and one-half one non-transferable share purchase warrant (the "Agent's Warrant"). Each whole Agent's Warrant is exercisable at $0.25 until January 11, 2009, to receive one additional common share. The total value attributed to each of the share purchase warrants on the non flow-through shares was $0.04. The share purchase warrants and compensation warrants were valued at a combined value of $0.12. All warrants were valued using a Black-Scholes pricing model using the following assumptions: weighted average risk free interest rate of 3.96%; volatility factor of 76.88%; and an average expected life of the warrants of two years.

Sultan also completed a non-brokered private placement in two tranches for an aggregate 16,523,864 units for net proceeds of $3,323,414. Each unit was comprised of one common share and one-half of one non-transferable share purchase warrant. Each whole share purchase warrant issued entitles the holder to purchase one additional common share at a price of $0.30 per share for a period of 18 months, expiring November 11, 2008, for 5,738,750 of the share purchase warrants and November 28, 2008, for 2,523,182 of the share purchase warrants.

Sultan paid a cash finder's fee of $271,700 (equal to 8% of the gross proceeds received) and issued 1,235,000 non-transferable finders' warrants equal to 8% of the aggregate number of unit sales arranged by an arm's length finders. Each finder's warrant is exercisable to acquire a finder's warrant share, at a

price of $0.30 per share for a period of 18 months, expiring November 11, 2008, for 918,200 of the finder's warrants, and November 28, 2008, for 316,800 of the finder's warrants. The total value attributed to each of the share purchase warrants was $0.03. The finders' warrants were valued at a combined value of $0.07. All warrants were valued using a Black-Scholes pricing model using the following assumptions: weighted average risk free interest rate of 3.95%; volatility factor of 75%; and an average expected life of the warrants of eighteen months.

In the nine months ended September 30, 2007, 4,201,229 warrants were exercised at prices ranging from $0.15 to $0.30, and 1,722,625 agent's warrants were exercised at prices ranging from $0.12 to $0.25 per common share. Also, 1,099,750 stock options were exercised at prices ranging from $0.10 to $0.17 during the period.

In the nine months ended September 30, 2007, 750,000 options were granted to an investor relations firm, of which 250,000 are exercisable at a price of $0.25, 250,000 are exercisable at a price of $0.40, and 250,000 are exercisable at a price of $0.60, all with an expiry date of March 29, 2012. During the period, 811,000 stock options were exercised at prices ranging from $0.10 to $0.17. Subsequent to September 30, 2007, the Company granted 2,440,000 stock options at a price of $0.45, expiring July 20, 2012, to directors, officers, employees and consultants, vesting pursuant to the terms of the Company's stock option plan.

In fiscal 2006, 1,110,000 of the common shares issued were flow-through shares ("FTS") for gross proceeds of $199,800. Under the FTS agreements, the Company agreed to renounce $199,800 of qualifying expenditures to the investors effective December 31, 2006, although under Canadian tax law the expenditures may actually be incurred up to December 31, 2007. The Company incurred the related flow-through expenditures in fiscal 2006, but completed the renunciation in fiscal 2007. The Company has estimated that the future income taxes recorded at the time of renunciation are approximately $68,172. At the time of renunciation, the Company recognized a reduction in share capital and a recovery of future income taxes of approximately $68,172.

Subsequent to September 30, 2007, and up to the date of this report, 665,000 share purchase warrants were exercised at prices from $0.17 to $0.25.

Also subsequent to September 30, 2007, 3,000,000 stock options were granted to directors, officers, employees and consultants at a price of $0.29, exercisable until October 23, 2012. The options are subject to vesting pursuant to the Company's stock option plan.

The Company will require continued external funding to meet future obligations and to finance further exploration and development work on its mineral properties. The Company currently has funds available to complete all of its currently planned exploration programs, but as the Company does not have a source of revenue, there is doubt as to the Company's ability to continue as a going concern. Although the Company has been successful in raising funds to date, there can be no assurance that additional funding will be available in the future. The balance sheets of the Company at September 30, 2007, and December 31, 2006, do not reflect the adjustments to the carrying values of assets and liabilities that would be necessary if the Company were unable to obtain adequate financing.

1.8 Off-Balance Sheet Arrangements

None.

1.9 Transactions with Related Parties

Services rendered and reimbursement of expenses:	Nine months ended September 30, 2007	2006
LMC Management Services Ltd. (a)	$ 338,683	$ 266,173
Lang Mining Corporation (b)	22,500	22,500
Kent Avenue Consulting Ltd. (c)	11,500	13,000
High Visibility Public Relations	--	10,000

Balances receivable from (e):	September 30, 2007	December 31, 2006
LMC Management Services Ltd.	$ 140,827	$ 49,353
Directors and officers	394	2,022
	$ 141,221	$ 51,375

(a) Management, administrative, geological and other services are provided by LMC Management Services Ltd. ("LMC"), a private company held jointly by the Company and other public companies, to provide services on a full cost recovery basis to the various public entities currently sharing office space with the Company. There is no difference between the cost of $1 and equity value. The Company has a 25% interest in LMC. Three months of estimated working capital is required to be on deposit with LMC under the terms of the services agreement.

(b) Lang Mining Corporation ("Lang Mining") is a private company controlled by the chairman of the Company. Lang Mining receives a management fee of $2,500 per month for the services of Frank A. Lang, an officer and director of the Company.

(c) Consulting fees were paid through LMC Management Services Ltd., to Kent Avenue Consulting Ltd., a private company controlled by a director, Sargent H. Berner. These fees were paid through LMC, and also included in the balance for services provided by LMC. Any amounts payable to Kent Avenue Consulting Ltd., is owed to LMC, and so is included in the net receivable from LMC.

(d) The Company's investments include shares in a listed company with one director and one officer in common.

(e) Balances payable to and receivable from related parties are included in due to and due from related parties, respectively, on the balance sheets. These amounts are non-interest bearing and are due on demand.

1.10 Fourth Quarter

Not applicable.

1.11 Proposed Transactions

There is no proposed asset or business acquisition or disposition before the board of directors for consideration, other than those in the ordinary course of business or as described in items 1.6 or 1.7

above.

1.12 Critical Accounting Estimates

As at September 30, 2007, the Company was a venture issuer.

1.13 Critical accounting policies and changes in accounting policies

(a) Section 3855 – Financial Instruments – Recognition and Measurement. Section 3855 requires that all financial assets, except those classified as held to maturity, and derivative financial instruments, must be measured at fair value. All financial liabilities must be measured at fair value when they are classified as held for trading; otherwise, they are measured at cost. Investments available for sale are reported at fair market value (or mark to market) based on quoted market prices with unrealized gains or losses excluded from earnings and reported as other comprehensive income or loss. Investments subject to significant influence are reported at cost and not adjusted to fair market value. All of the Company's investments have been designated as available for sale.

(b) Section 1530 – Comprehensive Income. Comprehensive income is the change in the Company's net assets that result from transaction, events and circumstances from sources other than the Company's shareholders and includes items that would not normally be included in earnings ors loss such as unexercised gains or losses on available-for sale investments. Other comprehensive income includes the holding gains and losses from available-for-sale securities which are not included in earnings or losses until realized.

(c) Transition adjustment to opening balance. The adoption of Sections 1530 and 3855 impacts the opening equity and losses of the Company. The unrealized gain on the available for sale securities from purchase to December 31, 2006, was $469, which is reported as an adjustment to the opening balance of accumulated other comprehensive income. The unrealized gain or loss on the available for sale securities for the nine months ended September 30, 2007, was $2,269, which is reported in the current period. There would be no tax impact resulting from adjustments arising from comprehensive income as there are unrecorded income tax assets that would result in no income tax being payable.

1.14 Financial Instruments and Other Instruments

Section 3855 requires that all financial assets, except those classified as held to maturity, and derivative financial instruments, must be measured at fair value. All financial liabilities must be measured at fair value when they are classified as held for trading; otherwise, they are measured at cost. Investments available for sale are reported at fair market value (or mark to market) based on quoted market prices with unrealized gains or losses excluded from earnings and reported as other comprehensive income or loss. Investments subject to significant influence are reported at cost and not adjusted to fair market value. All of the Company's investments have been designated as available for sale.

1.15.1 Other MD& A Requirements

See the unaudited interim financial statements for the nine months ended September 30, 2007.

1.15.2 Additional Disclosure for Venture Issuers without Significant Revenue

(a) capitalized or expensed exploration and development costs

The required disclosure is presented in the schedule of mineral property interests attached to the audited financial statements.

(b) expensed research and development costs

Not applicable.

(c) deferred development costs

Not applicable.

(d) general administrative expenses

The required disclosure is presented in the Statements of Operations.

(e) any material costs, whether capitalized, deferred or expensed, not referred to in (a) through (d)

None.

1.15.3 Disclosure of Outstanding Share Data

The following details the share capital structure as of November 23, 2007, the date of this MD&A, subject to minor accounting adjustments:

Authorized Capital

Unlimited number of common shares without par value and unlimited number of preference shares without par value.

Issued and Outstanding Capital

96,423,518 common shares are issued and outstanding

Stock Options Outstanding

Number of Options	Exercise Price	Expiry Date
2,531,250	$0.17	June 21, 2011
1,575,000	$0.10	June 10, 2010
2,454,000	$0.15	July 6, 2009
250,000	$0.25	March 29, 2012
250,000	$0.40	March 29, 2012
250,000	$0.60	March 29, 2012
2,440,000	$0.45	July 20, 2012
9,800,250		

Warrants Outstanding

Number of Warrants	Exercise Price	Expiry Date
775,000	$0.30	May 30, 2008
1,360,000	$0.17	February 28, 2008
10,250	$0.12	February 28, 2008
5,125*	$0.17	February 28, 2008
291,237	$0.25	October 18, 2008
289,750**	$0.25	January 11, 2009
9,185,000	$0.25	January 11, 2009
289,750	$0.16	January 11, 2009
5,738,750	$0.30	November 11, 2008
918,200	$0.30	November 11, 2008
2,523,182	$0.30	November 28, 2008
316,800	$0.30	November 28, 2008
21,683,044		

*Underlying agent's warrants, exercisable at $0.12 to receive one share and one half-warrant. Each full warrant is then exercisable until February 28, 2008, at a price of $0.17.
** Underlying agent's warrants, exercisable at $0.16 to receive one share and one half-warrant. Each full warrant is then exercisable until January 11, 2009, at a price of $0.25.

During the nine months ended September 30, 2007, the Company extended the expiry date of 887,500 warrants by one year from May 30, 2007, to May 30, 2008.

The Company's board of directors and the shareholders approved the adoption of a Shareholder Rights Plan (the "Rights Plan"). The Rights Plan has been implemented by way of a rights plan agreement (the "Rights Plan Agreement") which has been designed to protect shareholders from unfair, abusive or coercive takeover strategies including the acquisition of control of the Company by a bidder in a transaction or series of transactions that may not treat all shareholders fairly nor afford all shareholders an equal opportunity to share in the premium paid upon an acquisition of control. The board of directors of the Company (the "Board") considers that the adoption of the Rights Plan is desirable and in the interests of all of the Company's shareholders. The Rights Plan Agreement was adopted to provide the Board with sufficient time, in the event of a public takeover bid or tender offer for the common shares of the Company, to pursue alternatives which could enhance shareholder value. These alternatives could involve the review of other takeover bids or offers from other interested parties to provide shareholders desiring to sell the Company's common shares with the best opportunity to realize the maximum sale price for their common shares. In addition, with sufficient time, the Board would be able to explore and, if feasible, advance alternatives to maximize share value through possible corporate reorganizations or restructuring. The directors need time in order to have any real ability to consider these alternatives.

As at October 31, 2006, the rights (the "Rights") were issued and attached to all of Sultan's outstanding common shares. A separate rights certificate will not be issued until such time as the Rights become exercisable (which is referred to as the "separation time"). The Rights will become exercisable only if a person, together with its affiliates, associates and others acting jointly, acquires or announces its intention to acquire beneficial ownership of Sultan common shares which when aggregated with its current holdings total 20% or more of the outstanding Sultan common shares (determined in the manner set out in the Rights Plan). The Rights will permit shareholders other than the acquiring person to purchase common shares of the Company at a 50% discount to their market price (as defined in the Rights Plan Agreement).

The Rights will not, however, be triggered by a "Permitted Bid", which is defined as a bid which is

outstanding for a minimum of 60 days made to all of the shareholders of the Company for all of their common shares and, subject to other specified conditions, is accepted by a majority of independent shareholders (as detailed in the Rights Plan).

The Company has no knowledge of any pending or threatened takeover bids for the Company, and has no reason to believe that any takeover offer for the Company's shares is imminent.

Other Information

Controls and Procedures

The Company's management is responsible for establishing and maintaining adequate internal control over financial reporting. Any system of internal control over financial reporting, no matter how well designed has inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation.

There have been no changes in the Company's internal control over financial reporting during the period ended September 30, 2007, that have materially affected, or are reasonably likely to materially affect, internal control over financial reporting.

The Company has disclosure controls and procedures in place to provide reasonable assurance that any information required to be disclosed by the Company under securities legislation is recorded, processed, summarized and reported within the applicable time periods and to ensure that required information is gathered and communicated to the Company's management so that decisions can be made about timely disclosure of that information.

The Chief Executive Officer and Chief Financial Officer of the Company have evaluated the effectiveness of the Company's disclosure controls and procedures for the three and nine months ended September 30, 2007 and have concluded that the Company's disclosure controls and procedures provide reasonable assurance that material information relating to the Company, including its consolidated subsidiaries, was made known to them and reported as required, particularly during the period in which the interim filings were being prepared.

Approval

The Board of Directors of Sultan Minerals Inc. has approved the disclosure contained in the Interim MD&A. A copy of this Interim MD&A will be provided to anyone who requests it and can be located, along with additional information, on the SEDAR website at www.sedar.com.

Caution on Forward-Looking Information

This Interim MD&A contains "forward-looking statements". These forward-looking statements are made as of the date of this MD&A and the Company does not intend, and does not assume any obligation, to update these forward-looking statements.

Forward-looking statements may include, but are not limited to, statements with respect to future remediation and reclamation activities, future mineral exploration, the estimation of mineral reserves and mineral resources, the realization of mineral reserve and mineral resource estimates, the timing of activities and the amount of estimated revenues and expenses, the success of exploration activities, permitting time lines, requirements for additional capital and sources and uses of funds.

Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Such factors include, among others, risks related to actual results of exploration activities; actual results of remediation and reclamation activities; conclusions of economic evaluations; changes in project parameters as plans continue to be refined; future prices of gold and other commodities; possible variations in ore reserves, grade or recovery rates; failure of plant, equipment or processes to operate as anticipated; accidents, labour disputes and other risks of the mining industry; delays in obtaining governmental approvals or financing or in the completion of exploration and development activities.

FORM 52-109F2
CERTIFICATION OF INTERIM FILINGS

I, **ARTHUR G. TROUP,** Chief Executive Officer of **SULTAN MINERALS INC.,** certify that:

1. I have reviewed the interim filings (as this term is defined in *Multilateral Instrument 52-109 respecting Certification of Disclosure in Issuers' Annual and Interim Filings)* of **SULTAN MINERALS INC.** (the issuer), for the interim period ending September 30, 2007;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings.

4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:

(a) designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer is made known to us by others within the Company, particularly during the period in which the interim filings are being prepared;

(b) designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP; and

5. I have caused the issuer to disclose in the interim MD&A any change in the issuer's internal control over financial reporting that occurred during the issuer's most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer's internal control over financial reporting .

Date: November 23, 2007

"Arthur G. Troup"

Arthur G. Troup
Chief Executive Officer

FORM 52-109F2
CERTIFICATION OF INTERIM FILINGS

I, **SHANNON M. ROSS,** Chief Financial Officer of **SULTAN MINERALS INC.,** certify that:

1. I have reviewed the interim filings (as this term is defined in *Multilateral Instrument 52-109 respecting Certification of Disclosure in Issuers' Annual and Interim Filings)* of **SULTAN MINERALS INC.** (the issuer), for the interim period ending September 30, 2007;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings.

4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:

(a) designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer is made known to us by others within the Company, particularly during the period in which the interim filings are being prepared;

(b) designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP; and

5. I have caused the issuer to disclose in the interim MD&A any change in the issuer's internal control over financial reporting that occurred during the issuer's most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer's internal control over financial reporting .

Date: November 23, 2007

"Shannon M. Ross"

Shannon M. Ross
Chief Financial Officer

END